Mail Room 4561

George R. Jensen, Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355

   Re: **USA Technologies, Inc.**
     Registration Statement on Form S-1
     Filed on January 9, 2007
     File No. 333-139883

Dear Mr. Jensen:

   We have limited our review of the above-referenced filing of USA Technologies, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your reliance on Rule 429 to file the combined prospectus with regard to shares issuable upon exercise of warrants from registration statement file number 333-130992. Please tell us whether the shares that are being carried over to the combined prospectus represent the total number of unsold shares from the earlier filed registration statement.

Cover Page

2. Please indicate on the cover page that some of the shares of common stock that are being registered are from shares underlying warrants. Consider whether you are able to concisely describe the basic terms of warrants, such as exercise term and the range of exercise prices, and indicate the number of shares underlying each type of warrants.

3. Remove the last sentence in the first paragraph that reads: "Because the selling shareholders will offer and sell the shares at various times, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholders." This sentence contradicts your initial statement in the same paragraph that the shares will be sold "at the prevailing market price or in negotiated transactions."

Selling Shareholders, page 66

4. Please identify the natural person or persons who have voting and/or investment control over each of the selling shareholder entities listed in the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in the footnotes to the table.

5. It appears that William Blair & Co., LLC is a registered broker-dealer and that its shares were received as transaction-based compensation for investment banking services. Please identify William Blair & Co., LLC as a registered broker-dealer in footnote 6 to the table. Further, please tell us whether any of the other selling shareholders is a registered broker-dealer. With respect to any registered broker-dealer that will be offering shares, tell us whether the securities were received as transaction-based compensation for investment banking services or were received as investment shares.

6. To the extent any of the selling shareholders is an affiliate of a broker-dealer, so indicate and disclose whether the seller(s) purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller(s) had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution

7. We note your discussion regarding short sales. In your response letter, please confirm that the company and each of the selling security holders are aware of Corporation Finance Telephone Interp. A.65 (July 1997), which is publicly available on our website.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via facsimile: 215-665-8582</u>
          Douglas M. Lurio, Esquire
          Lurio & Associates, P.C.